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As filed with the Securities and Exchange Commission on May 7, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TESSCO TECHNOLOGIES INCORPORATED
(Name of Subject Company—Issuer and Filing Person—Offeror)

ELIGIBLE EMPLOYEE STOCK OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE
$0.01 PER SHARE, HAVING AN EXERCISE PRICE PER SHARE OF $11.00 OR
MORE AND AN EXPIRATION DATE PRIOR TO APRIL 30, 2007, OR HAVING
AN EXERCISE PRICE PER SHARE OF $18.00 OR MORE,
WITHOUT REGARD TO EXPIRATION DATE
(Title of Class of Securities)

872386107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert C. Singer
Senior Vice President and Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031
(410) 229-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Douglas M. Fox
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street
18th Floor
Baltimore, Maryland 21202
Telephone:  (410) 528-5600

Calculation Of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$508,000	$41.10

*
Calculated solely for purposes of determining the filing fee. This amount assumes the repurchase and cancellation of all options for which this offer is being made.

**
The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, as supplemented by Securities and Exchange Commission Fee Rate Advisory #11 for fiscal year 2003, equals .00008090 multiplied by the transaction value.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:	Not applicable.
FILING PARTY:	Not applicable.
FORM OR REGISTRATION NO.:	Not applicable.
DATE FILED:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-1.

  ☒
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet

        The information set forth in the "Offer to Repurchase and Cancel Outstanding Options to Purchase Common Stock Having an Exercise Price Per Share of $11.00 or More and an Expiration Date Prior to April 30, 2007, or Having an Exercise Price Per Share of $18.00 or More, Without Regard to Expiration Date", dated May 7, 2003 (the "Offer to Repurchase"), attached hereto as Exhibit (a)(1)(A), under the "Summary of Terms" section is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the issuer is TESSCO Technologies Incorporated, a Delaware corporation (the "Company"), the address of its principal executive office is 11126 McCormick Road, Hunt Valley, Maryland 21031 and the telephone number of its principal executive office is (410) 229-1000. The information set forth in the Offer to Repurchase under Section 15 ("Information About TESSCO") is incorporated herein by reference.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to repurchase and cancel all options (the "Eligible Options") currently outstanding and held by eligible participants under the TESSCO Technologies Incorporated 1994 Stock and Incentive Plan, as amended (the "'94 Plan"), or under the TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan (the "'84 Plan" and together with the '94 Plan, the "Plan"), to purchase shares of the Company's common stock, par value $0.01 per share, having an exercise price per share of $11.00 or more and an expiration date prior to April 30, 2007, or having an exercise price per share of $18.00 or more, without regard to expiration date, for cash upon the terms and subject to the conditions set forth in the Offer to Repurchase, the memorandum from the president and chief executive officer of the Company, dated May 7, 2003 (the "Memorandum"), the related letter of transmittal (the "Letter of Transmittal"), and the related notice to withdraw from the Offer (the "Notice to Withdraw", which, together with the Offer to Repurchase, the Memorandum and the Letter of Transmittal, as each may be amended from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(D) respectively. Only employees (who we sometimes refer to as "team members") of the Company or one of its subsidiaries as of May 7, 2003, including officers, who continue to be employees through the Offer expiration date of June 5, 2003, or a later date if the Offer is extended, are eligible to participate in the Offer. Independent directors of the Company are not eligible to participate. The information set forth in the Offer to Repurchase in the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Repurchase and Cancellation; Payment") and Section 8 ("Source and Amount of Consideration"), is incorporated herein by reference.

        (c)   The information set forth in the Offer to Repurchase under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person

        (a)   The information set forth under Item 2(a) above and in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)   The information set forth in the Offer to Repurchase in the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Withdrawal Rights and Change in Election"), Section 5 ("Acceptance of Options for Repurchase and Cancellation; Payment"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),

Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material United States Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment"), is incorporated herein by reference.

        (b)   Purchases.    The information set forth in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a)   The information set forth in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a)   The information set forth in the Offer to Repurchase under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Repurchase under Section 5 ("Acceptance of Options for Repurchase and Cancellation; Payment") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Repurchase under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a)   The information set forth in the Offer to Repurchase under Section 8 ("Source and Amount of Consideration") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Repurchase under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)   The information set forth in the Offer to Repurchase under Section 8 ("Source and Amount of Consideration") is incorporated herein by reference.

Item 8.    Interest in the Securities of the Subject Company

        (a)   The information set forth in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        Not applicable.

Item 10.    Financial Statements

        (a)   Not applicable.

        (b)   Not applicable.

Item 11.    Additional Information

        (a)   The information set forth in the Offer to Repurchase under Section 9 ("Interests of Officers and Directors Regarding the Offer to Repurchase; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    Exhibits

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Repurchase, dated May 7, 2003.
99.(a)(1)(B)	Form of Memorandum from our President and Chief Executive Officer to Eligible Participants.
99.(a)(1)(C)	Form of Letter of Transmittal, together with Instructions.
99.(a)(1)(D)	Form of Notice to Withdraw from the Offer, together with Instructions.
99.(a)(1)(E)	Form of Confirmation of Participation in the Offer to Repurchase.
99.(a)(1)(F)	Form of Electronic Confirmation of Receipt of Forms.
99.(a)(1)(G)	Form of Electronic Reminder to Eligible Participants.
99.(a)(1)(H)	Form of Announcement to Eligible Participants.
99.(b)(1)
Financing Agreement, dated March 31, 1995, by and between the Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995).
99.(b)(2)	First Amendment to Financing Agreement, dated September 26, 1996 (incorporated by reference to Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(3)	Second Amendment to Financing Agreement, dated February 28, 1997 (incorporated by reference to Exhibit 10.7.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(4)	Third Amendment to Financing Agreement, dated June 1, 1997 (incorporated by reference to Exhibit 10.7.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1997).
99.(b)(5)
Fourth Amendment to Financing Agreement, dated September 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
99.(b)(6)
Fifth Amendment to Financing Agreement, dated September 28, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).

99.(d)(1)	TESSCO Technologies Incorporated 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(2)	Amendment No. 1 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(3)	Amendment No. 2 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(4)	Amendment No. 3 to 1994 Stock and Incentive Plan (incorporated by reference to Proposal No. 3 as included in the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(5)	Amendment No. 4 to 1994 Stock and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).
99.(a)(6)
TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (33-81834) filed with the Commission on July 21, 1994).
99.(g) Not applicable.
99.(h) Not applicable.

Item 13.    Information Required by Schedule 13e-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TESSCO TECHNOLOGIES INCORPORATED
Dated: May 7, 2003	By:	/s/ ROBERT B. BARNHILL, JR.
	Name:	Robert B. Barnhill, Jr.
	Title:	Chairman, President and Chief Executive Officer

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Repurchase, dated May 7, 2003.
99.(a)(1)(B)	Form of Memorandum from President and Chief Executive Officer to Eligible Participants.
99.(a)(1)(C)	Form of Letter of Transmittal together with Instructions.
99.(a)(1)(D)	Form of Notice to Withdraw from the Offer, together with Instructions.
99.(a)(1)(E)	Form of Confirmation of Participation in the Offer to Repurchase.
99.(a)(1)(F)	Form of Electronic Confirmation of Receipt of Forms.
99.(a)(1)(G)	Form of Electronic Reminder to Eligible Participants.
99.(a)(1)(H)	Form of Announcement to Eligible Participants.
99.(b)(1)
Financing Agreement, dated March 31, 1995, by and between the Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995).
99.(b)(2)	First Amendment to Financing Agreement, dated September 26, 1996 (incorporated by reference to Exhibit 10.7.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(3)	Second Amendment to Financing Agreement, dated February 28, 1997 (incorporated by reference to Exhibit 10.7.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
99.(b)(4)	Third Amendment to Financing Agreement, dated June 1, 1997 (incorporated by reference to Exhibit 10.7.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1997).
99.(b)(5)
Fourth Amendment to Financing Agreement, dated September 30, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
99.(b)(6)
Fifth Amendment to Financing Agreement, dated September 28, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).
99.(d)(1)	TESSCO Technologies Incorporated 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(2)	Amendment No. 1 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).

99.(d)(3)	Amendment No. 2 to 1994 Stock and Incentive Plan (incorporated by reference to Appendix No. 1 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(4)	Amendment No. 3 to 1994 Stock and Incentive Plan (incorporated by reference to Proposal No. 3 as included in the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).
99.(d)(5)	Amendment No. 4 to 1994 Stock and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2000).
99.(d)(6)
TESSCO Technologies Incorporated 1984 Employee Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (33-81834) filed with the Commission on July 21, 1994).
99.(g) Not applicable.
99.(h) Not applicable.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of the Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in the Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13e-3
SIGNATURE
EXHIBITS